FORM 6-K

                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                         Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the Month of March 2002


                                MIND C.T.I. LTD.


                  (Translation of Registrant's Name into English)


          Industrial Park, Building 7, P.O. Box 144, Yoqneam, Israel 20692


                     (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

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Attached to the Registrant's Form 6-K for the month of March 2002 and incorporated herein by reference is the Registrant's press release dated March 11, 2002.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIND C.T.I. LTD.
(Registrant)


By:  /s/ Monica Eisinger
     -----------------------------------
     Monica Eisinger
     President

Dated: March 19, 2002
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MIND CTI Press Release
For Immediate Release



MIND CTI Believes That It Will Be Characterized as a Passive Foreign Investment Company for 2001 Under U.S. Internal Revenue Code

Yoqneam, Israel, March 11, 2002-MIND CTI Ltd. (Nasdaq: MNDO) today announced that it believes that it will be characterized under the U.S. Internal Revenue Code as a passive foreign investment company ("PFIC")for 2001. This determination was made upon completion of the Company's examination of its 2001 financial position.

MIND believes that this determination will not have any tax consequences to non-U.S. holders of MIND's shares. Any U.S. persons who held MIND's shares at any time during 2001 can mitigate certain tax consequences of the Company's PFIC status by availing themselves of certain elections under the Internal Revenue Code, including a "qualified electing fund" election ("QEF") or a "mark-to market" election. All U.S. shareholders are advised to consult their own tax advisers about PFIC rules generally and about the advisability, procedure and timing of their making any of the available tax elections, including the QEF or "mark-to-market" elections. U.S. shareholders who choose to make the QEF election should contact Arie Ganot, MIND's Chief Financial Officer, at +972-4-993-6637 or by electronic mail at arie@mindcti.com in order to receive the necessary financial information.

About MIND
MIND is a leading provider of Billing & Customer Care, Accounting and Management solutions for multiple IP services including Voice, Data, Content and Unified Messaging. MIND's billing and customer care solutions are servicing millions of subscribers worldwide. MIND's multiple IP services billing system provides ISPs, ITSPs and telcos with a real time solution for billing diverse IP services. MIND operates from its Israeli headquarters and provides sales and support services to its worldwide customer base from offices in the United States, Europe, China and Japan. For information about MIND and its products visit the company Web site: http://www.mindcti.com

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.


For More Information Please Contact:
Sharon Litmanovich
MIND CTI Ltd.
Phone: +972-4-993-6648
Email: investor@mindcti.com